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                                                                               .


INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNITED STATES DOLLARS)

                                                   JUNE 30, 2003          SEPTEMBER 30, 2002
                                                    (UNAUDITED)                (AUDITED)
                                             --------------------------- ----------------------

ASSETS
  Current assets:
  Cash and cash equivalents                         $       3,742,376        $       6,710,782
  Short-term investments                                    1,793,710                3,049,164
  Trade and other receivables                                 757,917                   99,850
  Inventories                                               1,861,085                1,720,952
  Prepaid expenses and other                                  192,380                  368,435
  Due from Urizon Joint Venture (Note 5)                      300,024                        -
  Other asset (Note 3)                                              -                3,861,000
                                             ------------------------- ------------------------
                                                            8,647,492               15,810,183

  Plant and equipment, net                                  2,953,416                3,363,253
  Mongolia mineral properties                               1,003,218                  538,897
  Intellectual property (Note 5)                              750,000                        -
  Restricted investments (Note 2)                          12,011,989               12,666,937
                                             ------------------------- ------------------------
                                                    $      25,366,115        $      32,379,270
                                             ========================= ========================

LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities          $         992,478        $         762,883
  Notes payable                                                14,230                   10,242
  Deferred revenue                                                  -               10,899,194
  Deferred credit (Note 3)                                          -                4,220,000
                                             ------------------------- ------------------------
                                                            1,006,708               15,892,319

  Notes payable, net of current portion                        54,762                   43,548
  Reclamation obligations (Note 4)                         12,320,983               12,320,983
  Deferred revenue                                          1,493,931                        -
                                             ------------------------- ------------------------
                                                           14,876,384               28,256,850
                                             ------------------------- ------------------------

SHAREHOLDERS' EQUITY
  Share capital (68,770,066 and 65,735,066
    shares issued and outstanding)                         37,897,395               37,466,609
  Deficit                                                 (27,407,664)             (33,344,189)
                                             ------------------------- ------------------------
                                                           10,489,731                4,122,420
                                             ------------------------- ------------------------
                                                    $      25,366,115        $      32,379,270
                                             ========================= ========================

ON BEHALF OF THE BOARD



/s/ Ron F. Hochstein                              /s/ Lukas H. Lundin
Ron F. Hochstein, Director                        Lukas H. Lundin, Director

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNITED STATES DOLLARS) (UNAUDITED)

                                              THREE MONTHS ENDED JUNE 30          NINE MONTHS ENDED JUNE 30
                                               2003                2002              2003             2002
                                               ----                ----              ----             ----
OPERATIONS
Revenue
  Process milling                          $   3,280,601      $    607,091      $  12,372,505      $    869,334
                                        ----------------- ----------------- ------------------ -----------------
    Total revenue                              3,280,601           607,091         12,372,505           869,334
                                        ----------------- ----------------- ------------------ -----------------
Costs and expenses
  Process milling expenditures                 1,016,566           369,759          4,511,587           643,484
  Mill stand-by expenditures                     250,443           914,151            250,443         2,291,723
  Selling, general and administrative            926,625         1,023,077          2,136,478         2,439,789
  Exploration general                            111,984           190,367            192,669           259,108
  Gain on disposition of other asset                   -                 -            (79,000)                -
  Depreciation                                     8,190            13,862             25,278            54,092
                                        ----------------- ----------------- ------------------ -----------------
                                               2,313,808         2,511,216          7,037,455         5,688,196
                                        ----------------- ----------------- ------------------ -----------------

Operating income (loss)                          966,793        (1,904,125)         5,335,050        (4,818,862)

  Net interest and other income                  159,083           141,479            601,475           776,744
                                        ----------------- ----------------- -----------------  -----------------
INCOME (LOSS) FOR THE PERIOD                   1,125,876        (1,762,646)         5,936,525        (4,042,118)
                                        ================= ================= ================== =================
Basic and diluted income (loss) per
share                                        $      0.02      $      (0.03)       $      0.09      $      (0.06)
                                        ================= ================= ================== =================

DEFICIT

Deficit, beginning of period                 (28,533,540)      (35,808,651)       (33,344,189)      (33,529,179)
  Income (loss) for the period                 1,125,876        (1,762,646)         5,936,525        (4,042,118)
                                        ----------------- ----------------- ------------------ -----------------
DEFICIT, END OF PERIOD                    $  (27,407,664)    $ (37,571,297)     $ (27,407,664)    $ (37,571,297)
                                        ================= ================= ================== =================

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNITED STATES DOLLARS) (UNAUDITED)

                                                        THREE MONTHS ENDED JUNE 30        NINE MONTHS ENDED JUNE 30
                                                           2003            2002             2003             2002
                                                           ----            ----             ----             ----
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                     $   1,125,876    $  (1,762,646)    $  5,936,525     $  (4,042,118)
Items not affecting cash
  Depreciation and amortization                            143,988          195,369          491,718           607,019
  Gain on sale of equipment                                (13,939)         (17,554)         (93,364)          (17,554)
  Gain on sale of short-term investments                         -                -         (121,806)         (337,284)
  Gain on disposition of other asset                             -                -          (79,000)                -
  Write-down of inventories                                      -          155,334                -           155,334
Changes in non-cash working capital items
  (Increase) decrease in trade and other
    receivables                                           (405,470)         789,206         (958,091)        1,217,950
  Increase in inventories                                 (139,868)         (33,851)        (140,133)          (43,621)
  Decrease in other current assets                          66,225           43,075          176,055            52,302
  Increase in other accounts payable and accrued
    liabilities                                            123,277          442,855          229,595           535,067
                                                   ---------------- ---------------- ---------------- -----------------
  NET CASH PROVIDED BY (USED IN) OPERATIONS                900,089         (188,212)       5,441,499        (1,872,905)
                                                   ---------------- ---------------- ---------------- -----------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment               (8,243)         (60,611)         (67,152)         (117,498)
  Mongolia mineral properties                             (217,919)               -         (464,321)                -
  Intellectual property                                          -                -         (750,000)                -
  Proceeds from sale of short-term investments             996,675                -        2,373,935         9,688,953
  Proceeds from sale of surplus equipment                   12,054           14,274          103,054            14,274
  Purchase of short-term investments                             -                -         (996,675)         (752,626)
  (Increase) decrease in restricted investments           (113,602)        (108,235)         654,948        (2,027,443)
                                                   ---------------- ---------------- ---------------- -----------------
  NET CASH PROVIDED BY (USED IN) INVESTMENT
    ACTIVITIES                                             668,965        (154,572)          853,789         6,805,660
                                                   ---------------- ---------------- ---------------- -----------------

FINANCING ACTIVITIES

  Decrease in notes payable                                 (3,410)          (5,110)          (9,217)          (13,214)
  Settlement of other asset                                      -                -         (280,000)                -
  (Decrease) increase in deferred revenue               (2,418,907)        (176,850)      (9,405,263)        1,634,047
  Exercise of share options                                357,242           17,396          430,786            17,396
                                                   ---------------- ---------------- ---------------- -----------------
  NET CASH (USED IN) PROVIDED BY FINANCING
    ACTIVITIES                                          (2,065,075)        (164,564)      (9,263,694)        1,638,229
                                                   ---------------- ---------------- ---------------- -----------------

(Decrease) increase in cash and cash equivalents          (496,021)        (507,348)      (2,968,406)        6,570,984
Cash and cash equivalents, beginning of period           4,238,397        9,443,676        6,710,782         2,365,344
                                                   ---------------- ---------------- ---------------- -----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD             $   3,742,376    $   8,936,328     $  3,742,376     $   8,936,328
                                                   ================ ================ ================ =================